02045571

# FORM SE
## FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

SEC MAIL PROCESSING
RECEIVED
JUN 26 2002
WASH. D.C. 155 SECTION

**Credit Suisse First Boston Mortgage Securities Corp.**
Exact Name of Registrant as Specified in Charter

**0000802106**
Registrant CIK Number

**Form 8-K, June 24, 2002 Home Equity Pass-Through Certificates, Series 2002-1**

Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

**333-77054**
SEC File Number, if available

______________________________
Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CREDIT SUISSE FIRST BOSTON
MORTGAGE SECURITIES CORP.

By: /s/ Kari Roberts
Name: Kari Roberts
Title: Vice President

Dated: June 25, 2002

# DERIVED INFORMATION [05/21/02]

# [400,000,000] Bonds Offered (Approximate)

## *Home Equity Mortgage Trust Series 2002-1*

Credit Suisse First Boston Mortgage Securities Corp.
*Depositor*

JPMorgan Chase Bank
*Trustee*

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

*HEMT 2002-1*

**[400,000,000] (Approximate)**

*Mortgage Pass-Through Certificates, Series 2002-1*

## Pricing Information

Offered Certificates (1):

| Class | Approximate Certificate Balance ($) | Bond Type | Coupon (2) | WAL (Years) | Proposed Ratings (S&P/Moody's) |
|---|---|---|---|---|---|
| **A-1** | [100,000,000] | Senior/Adj | LIBOR + []% | [3.2] | AAA/Aaa |
| **A-2** (7) | [165,000,000] | Senior/Fixed | []% | [3.2] | AAA/Aaa |
| **A-3** (7) | [65,000,000] | Senior/Adj | LIBOR + []% | [3.2] | AAA/Aaa |
| **A-IO** (3) | Notional | Senior/Schedule IO | [7.00%](5) | N/A | AAA/Aaa |
| **A-R** (6) | [100] | Senior/Residual | Net WAC | N/A | AAA/N/A |
| **M-1** | [36,000,000] | Mezzanine/Adj | LIBOR + []% | [6.5] | AA/Aa2 |
| **M-2** | [24,000,000] | Mezzanine/Adj | LIBOR + []% | [6.5] | A/A2 |
| **B** | [10,000,000] | Subordinate/Adj | LIBOR + []% | [6.5] | BBB/Baa2 |
| **Total** | [400,000,100] | | | | |

Non-Offered Certificates:

| Class | Approximate Certificate Balance ($) | Bond Type | Coupon | WAL (Years) | Proposed Ratings (S&P/Moody's) |
|---|---|---|---|---|---|
| **X-1** | [0] | Subordinate | Variable | N/A | N/A |
| **X-2** | [0] | Charged Off Loans | 0.00% | N/A | N/A |
| **P** (4) | [100] | Subordinate | Net WAC | N/A | N/A |

(1) The collateral ramp assumes [6%] CPR increasing to [20%] CPR in month [12]. Bonds are priced to call. Initial class balances will be +/- 10% of that indicated.
(2) A Net Funds Cap caps the coupons on the offered Certificates, other than the Class A-IO Certificates, as described below.
(3) A notional balance equal to the lesser of (i) [50,000,000] and (ii) the aggregate collateral balance lasting for 30 periods.
(4) Receives the prepayment penalties collected on the mortgage loans.
(5) Coupon on Class A-IO Certificates is subject to a net rate cap.
(6) Non-economic residual with the tax liabilities of the REMIC.
(7) The Class A-2 and Class A-3 Certificates will have the benefit of the certificate guaranty insurance policy issued by Financial Security Assurance Inc.

## SUMMARY TERMS

| | |
|---|---|
| *Underwriters:* | Credit Suisse First Boston Corporation |
| *Depositor:* | Credit Suisse First Boston Mortgage Securities Corporation |
| *Servicers:* | Wilshire Credit Corporation, Ocwen Federal Bank FSB |
| *Trustee:* | JPMorgan Chase Bank |
| *Cut-off Date:* | [June 1, 2002] for the initial Mortgage Loans. |
| *Deal Settlement:* | On or about [June 27, 2002] |
| *Investor Settlement:* | On or about [June 28, 2002] |
| *Distribution Dates:* | 25th day of each month (or the next succeeding business day), beginning in July 2002 |
| *Accrual Periods:* | With regard to the Offered Certificates, except the Class A-IO, Class A-R and Class A-2 (i) for any Distribution Date, other than the Distribution Date in July 2002, the period commencing on the Distribution Date in the month immediately preceding the month in which such Distribution Date occurs through the day before such Distribution Date and (ii) for the Distribution Date in July 2002, the period commencing on the Deal Settlement Date through July 24, 2002. With regard to the Class A-IO, Class A-R and Class A-2 Certificates, the calendar month immediately preceding the month in which such Distribution date occurs. |
| *Delay Days:* | [24 days with respect to the Class A-IO, Class A-R, Class A-2 and Class P Certificates, and 0 days with respect to the other Certificates.] |
| *Pricing Prepayment Speed:* | 100% of the prepayment assumption (the "PPC") describes prepayments starting at [6%] CPR in month 1, increasing by approximately [1.27%] CPR per month to [20%] CPR in month 12, and remaining at [20%] CPR thereafter. |
| *Certificate Ratings:* | It is anticipated that S&P and Moody's will rate the Class A-1, Class A-2, Class A-3, Class A-IO, Class M-1, Class M-2, Class B, and Class A-R Certificates as follows:<br><br>Class A-1: AAA/Aaa<br>Class A-2: AAA/Aaa<br>Class A-3: AAA/Aaa<br>Class A-IO: AAA/Aaa<br>Class M-1: AA/Aa2<br>Class M-2: A/A2<br>Class B: BBB/Baa2<br>Class A-R: AAA/N/A |
| *Prefunding Amount:* | Approximately 10% to 15%. |
| *Capitalized Interest Account* | [TBD] |
| *Offered Certificates:* | The Class A-1, Class A-2, Class A-3, Class A-IO, Class A-R, Class M-1, Class M-2 and Class B Certificates. |

| | |
|---|---|
| *ERISA Eligibility:* | Subject to the considerations and conditions described in the Prospectus and Prospectus Supplement. It is expected that the Class A-1, Class A-2, Class A-3, Class A-IO, Class M-1, Class M-2 and Class B may be purchased by employee benefit plans that are subject to ERISA. |
| *SMMEA Treatment:* | The Certificates ***will not*** constitute "mortgage related securities" for purposes of SMMEA. |
| *Origination Disclosure Practices:* | Some of the Group 2 mortgage loans are subject to special rules, disclosure requirements and other regulatory provisions because they are high cost loans. Purchasers or assignees of these high cost loans, including the trust, could be exposed to all claims and defenses that the mortgagors could assert against the originators of the mortgage loans. Remedies available to a mortgagor include monetary penalties, as well as rescission rights if the appropriate disclosures were not given as required or if other violations occurred. |
| *Taxation:* | REMIC. |
| *Optional Termination:* | [10%] optional clean-up call. |
| *Maximum Pool Balance:* | The aggregate of the initial principal balance of the Mortgage Loans plus the Prefunding Amount. |
| *Coupon Step-up:* | If the optional clean-up call is not exercised, the pass-through rate on the Offered Certificates, except the Class A-IO and Class A-R Certificates, will be increased by (1) the lesser of (a) 50 basis points and (b) the initial pass-through margin with respect to the Class A-1 and Class A-3 Certificates; and (2) by the lesser of (x) 50 basis points and (y) half the initial pass through margin with respect to the Class M-1, Class M-2, and Class B Certificates; and (3) by 50 basis points with respect to the Class A-2 Certificates. |
| *Pass-through Rate:* | For the Offered Certificates other than the Class A-R, the Class A-IO and the Class A-2 Certificates, the lesser of (i) One-Month LIBOR plus the applicable margin, and (ii) the Net Funds Cap. For the Class A-IO Certificates, the lesser of (i) [7.00%] and the net rate cap. For the Class A-2 Certificates, the lesser of [ %] and the Net Funds Cap. For the Class A-R Certificates, the Net Funds Cap. |
| *Class A-IO Notional Balance:* | The lesser of [50,000,000] and the aggregate collateral balance for each of the first 30 periods through and including the December 2004 payment. |
| *Net Funds Cap:* | With respect to each Distribution Date, a fraction, expressed as a percentage, obtained by dividing (x) the amount of interest which accrued on the Mortgage Loans minus the sum of: (i) the servicing fee, (ii) the Class A-IO interest payment amount, (iii) the trustee fee, (iv) the credit risk manager fee, and (v) the premium due for the Class A-2 and Class A-3 certificate guaranty insurance policy by (y) the product of (i) the aggregate principal balance of the Mortgage Loans as of the immediately preceding Distribution Date and (ii) (a) in the case of the Class A-R, Class A-2 and Class P Certificates, 1/12 and (b) in the case of the Class A-1, Class A-3, Class M-1, Class M-2 and Class B Certificates, the actual number of days in the immediately preceding Accrual Period divided by 360. |
| *Basis Risk Carry Forward Amount:* | If on any Distribution Date, the Pass-Through Rate for a Class of Offered Certificates, except the Class A-IO, Class A-R and the Class A-2 Certificates, is based on the Net Funds Cap, the excess of (i) the amount of interest such Class would have been entitled to receive on such Distribution Date had the applicable Pass-Through Rate not been subject to the Net Funds Cap, up to the Maximum Interest Rate, over (ii) the amount of interest such Class of Certificates received on such Distribution Date based on the Net Funds Cap, together with the unpaid portion of any such excess from prior Distribution Dates (and accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net Funds Cap) is the "Basis Risk Carry Forward Amount" on such Class of Certificates. The ratings on each Class of Certificates do not address the likelihood of the payment of any Basis Risk Carry Forward Amount. |
| *Maximum Interest Rate:* | A rate equal to (i) the weighted average of the mortgage rates less (ii) the servicing fee rate, the trustee fee rate and credit risk manager fee rate. |

*Principal and Interest Advancing:* Each servicer will be obligated to make cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent deemed recoverable (as described in the Prospectus Supplement).

*Accrued Certificate Interest:* For each Class of Offered Certificates, on any Distribution Date, shall equal the amount of interest accrued during the related Interest Accrual Period on the related Class Certificate Balance.

*Interest Carry Forward Amount:* For each Class of Offered Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (x) the Accrued Certificate Interest for such Class with respect to prior Distribution Dates (excluding any Basis Risk Carry Forward Amount with respect to such Class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (y) the amount actually distributed to such Class with respect to interest on such prior Distribution Dates and (ii) interest on such excess at the Pass-Through for such Class.

*Credit Enhancement:*

1. Excess cashflow
2. Overcollateralization.
3. Subordination (see table below).

| Class | Expected Initial Credit Enhancement* | Expected Initial Target Credit Enhancement* | Expected Final Target Credit Enhancement** |
|---|---|---|---|
| A-1, A-2, A-3 | [17.50]% | [21.00]% | [42.00]% |
| M-1 | [8.50]% | [12.00]% | [24.00]% |
| M-2 | [2.50]% | [6.00]% | [12.00]% |
| B | [0.00]% | [3.50]% | [7.00]% |

* Prior to stepdown date, based on Maximum Pool Balance.

** On or after stepdown date, based on current pool balance.

*Overcollateralization:*

1. Before the Stepdown Date, the required overcollateralization amount is initially [3.50]% of the Maximum Pool Balance.
2. On and after the Stepdown Date, the required overcollateralization amount is [7.00]% of the outstanding pool balance (subject to a Trigger Event).
3. The required overcollateralization amount is subject to a floor of [0.50]% of the Maximum Pool Balance.
4. On any Distribution Date on or after the Stepdown Date, if a Trigger Event occurs or is continuing, the required overcollateralization amount will be equal to the required overcollateralization amount in effect for the Distribution Date immediately preceding such Distribution Date.

*Senior Enhancement Percentage:* With respect to any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate Class Certificate Balance of the Class M-1, Class M-2 and Class B Certificates and (ii) the overcollateralization amount, in each case after giving effect to payments on such Distribution Date, by (y) the aggregate principal balance of the Mortgage Loans as of the last day of the related remittance period.

*Stepdown Date:* The later to occur of (i) the Distribution Date in [July] 2005 and (ii) the first Distribution Date on which the Senior Enhancement Percentage (for this purpose only, prior to giving effect to Certificate payments) is greater than or equal to [42.00]%.

*Trigger Event:* A Trigger Event will be in effect for any distribution date if (a) the Delinquency Rates for each of the three (or one and two, in the case of the first and second distribution dates, respectively) immediately preceding months equals or exceeds [TBD] % of the Senior Enhancement Percentage for such distribution date or (b) the cumulative realized losses on the mortgage loans exceed the percentage of the Maximum Pool Balance for that distribution date as specified below:

| Distribution Date | Percentage of Maximum Pool Balance |
|---|---|
| Jul. 2002 – Jun. 2005 | N/A |

| | |
|---|---|
| Jul. 2005 – Jun. 2006 | [TBD] |
| Jul. 2006 – Jun. 2007 | [TBD] |
| Jul. 2007 – Jun. 2008 | [TBD] |
| Jul. 2008 – Jun. 2009 | [TBD] |
| Jul. 2009 and thereafter | [TBD] |

*Registration:* The Offered Certificates, other than the Class A-R Certificates, will be available in book-entry form through DTC, Clearstream, Luxembourg and Euroclear.

*Source for Calculation of One-Month LIBOR:* Telerate Page 3750.

*Distributions to Certificate holders:*

I. The Interest Remittance Amount of each loan group will be distributed on each Distribution Date as follows:

1. To FSA, any premium due for the certificate guaranty insurance policy;
2. Concurrently, to the Class A-1, Class A-2, Class A-3, Class A-IO, Class A-R and Class P Certificates, Accrued Certificate Interest and any Interest Carry Forward Amounts for such Classes, *pro rata*;
3. To FSA, any reimbursement for amounts paid under the certificate guaranty insurance policy, together with interest thereon at the rate set forth in the pooling and servicing agreement;
4. To the Class M-1 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
5. To the Class M-2 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
6. To the Class B Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
7. For application as part of monthly excess cash flow.

II. Collections of principal before the Stepdown Date, or during a Trigger Event, will be allocated in the following priority:

1. Commencing on the distribution date in June 2007 or thereafter, to the Class P Certificates until the Class Certificate Balance of such class has been reduced to zero.
2. First to the Class A-R, until the Class Certificate Balance thereof has been reduced to zero, and then concurrently to the Class A-1 and to the Class A-2 and Class A-3 Certificates on a pro-rata basis, in each case until the Class Certificate Balance of each such class has been reduced to zero. Distribution of principal to the Class A-1 Certificates will be derived primarily from loan group 1. Distribution of principal to the Class A-2 and Class A-3 Certificates will be derived primarily from loan group 2. If on any distribution date one of the Class A-1 or Class A-2 and Class A-3 Certificates is paid off, the remaining amount of principal to be allocated to such class on such distribution date will be distributed to the Class A Certificates from the other loan group. Any monthly excess cashflow shall be allocated between the Class A-1 Certificates and the Class A-2/Class A-3 Certificates *pro rata* based on the aggregate collateral balance of the respective loan group as at the beginning of the related collection period. The aggregate amount of interest and excess cashflow distributed to the Class A-1 Certificates shall not exceed the Interest Remittance Amount derived from Group 1. If this condition is broken, the excess amount shall be paid to the Class A-2/A-3 Certificates *pro rata.*
3. To FSA, any reimbursement for amounts paid under the Class A-2 and Class A-3 certificate guaranty insurance policy, together with interest thereon at the rate set forth in the pooling and servicing agreement;
4. Sequentially, to the Class M-1 Certificates, then to the Class M-2 and then to the Class B until the respective Class Certificate Balances are reduced to zero; and
5. For application as part of monthly excess cash flow.

III. Collections of principal on and after the Stepdown Date (assuming no Trigger Event is in effect) will be allocated in the following priority:

1. Commencing on the distribution date in June 2007 or thereafter, to the Class P Certificates until the Class Certificate Balance of such class has been reduced to zero.
2. Concurrently, to the Class A-1 and to the Class A-2 and Class A-3 Certificates, on a pro-rata basis, in accordance with the Target Credit Enhancement percentages until the Class Certificate Balances of each such Class has been reduced to zero. Distribution of principal to the Class A-1 Certificates will be derived primarily from loan group 1. Distribution of principal to the Class A-2 and Class A-3 Certificates will be derived primarily from loan group 2. If on any distribution date one of the Class A-1 or Class A-2 and Class A-3 Certificates is paid off, the remaining amount of principal to be allocated to such class on such distribution date will be distributed to the Class A Certificates from the other loan group. Any monthly excess cashflow shall be allocated between the Class A-1 Certificates and the Class A-2/Class A-3 Certificates *pro rata* based on the aggregate collateral balance of the respective loan group as at the beginning of the related collection period. The aggregate amount of interest and excess cashflow distributed to the Class A-1 Certificates shall not exceed the Interest Remittance Amount derived from Group 1. If this condition is broken, the excess amount shall be paid to the Class A-2/A-3 Certificates *pro rata*.
3. To FSA, any reimbursement for amounts paid under the Class A-2 and Class A-3 certificate guaranty insurance policy, together with interest thereon at the rate set forth in the pooling and servicing agreement;
4. Sequentially, to the Class M-1 Certificates, then to the Class M-2 and then to the Class B Certificates *pro rata,* in accordance with the Target Credit Enhancement percentages for each class; and
5. For application as part of each month's excess cash flow.

IV. Any amount remaining after distributions in clauses I, II and III above shall be distributed to the certificates in the following order of priority:

1. For the first Distribution Date, [100]% of the excess interest defined here in IV will be released to the Class X-1 Certificates.
2. a) Prior to the Stepdown Date or if a Trigger Event has occurred or is continuing, until the required overcollateralization amount is reached, according to clause II above; or
   b) On or after the Stepdown Date, provided no Trigger Event is in effect, until the required overcollateralization amount is reached, according to clause III above;
3. To the Class M-1 Certificates, any unpaid realized loss amounts for such Class;
4. To the Class M-2 Certificates, any unpaid realized loss amounts for such Class;
5. To the Class B Certificates, any unpaid realized loss amounts for such Class;
6. To the Class A-1 and A-3 Certificates, any Basis Risk Carry Forward Amounts, for such Class *pro rata* based on their respective amounts of Basis Risk Shortfall due;
7. To the Class M-1 Certificates, any Basis Risk Carry Forward Amounts for such Class;
8. To the Class M-2 Certificates, any Basis Risk Carry Forward Amounts for such Class;
9. To the Class B Certificates, any Basis Risk Carry Forward Amounts for such Class;
10. To the Basis Risk Reserve Fund, any amounts required to be paid thereto;
11. To the Class X-1 Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement;

## BOND SUMMARY

To Call

| Class A-1 | 50 PPC | 75 PPC | 100 PPC | 125 PPC | 150 PPC | 200 PPC |
|---|---|---|---|---|---|---|
| Average Life | 5.59 | 4.17 | 3.20 | 2.55 | 2.05 | 1.30 |
| First Pay (Years) | 0.08 | 0.08 | 0.08 | 0.08 | 0.08 | 0.08 |
| Last Pay (Years) | 14.67 | 12.67 | 9.75 | 7.83 | 6.42 | 4.58 |

| Class A-2, A-3 | 50 PPC | 75 PPC | 100 PPC | 125 PPC | 150 PPC | 200 PPC |
|---|---|---|---|---|---|---|
| Average Life | 5.65 | 4.16 | 3.18 | 2.53 | 2.04 | 1.29 |
| First Pay (Years) | 0.08 | 0.08 | 0.08 | 0.08 | 0.08 | 0.08 |
| Last Pay (Years) | 14.67 | 12.67 | 9.75 | 7.83 | 6.42 | 4.58 |

| Class M-1 | 50 PPC | 75 PPC | 100 PPC | 125 PPC | 150 PPC | 200 PPC |
|---|---|---|---|---|---|---|
| Average Life | 11.16 | 8.46 | 6.45 | 5.25 | 4.63 | 4.46 |
| First Pay (Years) | 6.00 | 4.17 | 3.17 | 3.25 | 3.42 | 3.92 |
| Last Pay (Years) | 14.67 | 12.67 | 9.75 | 7.83 | 6.42 | 4.58 |

| Class M-2 | 50 PPC | 75 PPC | 100 PPC | 125 PPC | 150 PPC | 200 PPC |
|---|---|---|---|---|---|---|
| Average Life | 11.16 | 8.46 | 6.45 | 5.21 | 4.47 | 3.88 |
| First Pay (Years) | 6.00 | 4.17 | 3.17 | 3.08 | 3.17 | 3.42 |
| Last Pay (Years) | 14.67 | 12.67 | 9.75 | 7.83 | 6.42 | 4.58 |

| Class B | 50 PPC | 75 PPC | 100 PPC | 125 PPC | 150 PPC | 200 PPC |
|---|---|---|---|---|---|---|
| Average Life | 11.16 | 8.46 | 6.45 | 5.20 | 4.42 | 3.66 |
| First Pay (Years) | 6.00 | 4.17 | 3.17 | 3.08 | 3.17 | 3.25 |
| Last Pay (Years) | 14.67 | 12.67 | 9.75 | 7.83 | 6.42 | 4.58 |

To Maturity

| Class A-1 | 50 PPC | 75 PPC | 100 PPC | 125 PPC | 150 PPC | 200 PPC |
|---|---|---|---|---|---|---|
| Average Life | 5.69 | 4.32 | 3.42 | 2.78 | 2.26 | 1.41 |
| First Pay (Years) | 0.08 | 0.08 | 0.08 | 0.08 | 0.08 | 0.08 |
| Last Pay (Years) | 20.67 | 17.08 | 15.83 | 14.67 | 14.08 | 10.25 |

| Class A-2, A-3 | 50 PPC | 75 PPC | 100 PPC | 125 PPC | 150 PPC | 200 PPC |
|---|---|---|---|---|---|---|
| Average Life | 5.69 | 4.29 | 3.36 | 2.71 | 2.19 | 1.36 |
| First Pay (Years) | 0.08 | 0.08 | 0.08 | 0.08 | 0.08 | 0.08 |
| Last Pay (Years) | 19.25 | 15.83 | 14.83 | 14.67 | 13.08 | 9.58 |

| Class M-1 | 50 PPC | 75 PPC | 100 PPC | 125 PPC | 150 PPC | 200 PPC |
|---|---|---|---|---|---|---|
| Average Life | 11.28 | 8.81 | 7.01 | 5.77 | 5.07 | 5.21 |
| First Pay (Years) | 6.00 | 4.17 | 3.17 | 3.25 | 3.42 | 3.92 |
| Last Pay (Years) | 17.58 | 15.83 | 14.67 | 14.33 | 11.92 | 8.58 |

| Class M-2 | 50 PPC | 75 PPC | 100 PPC | 125 PPC | 150 PPC | 200 PPC |
|---|---|---|---|---|---|---|
| Average Life | 11.25 | 8.79 | 6.98 | 5.65 | 4.85 | 4.15 |
| First Pay (Years) | 6.00 | 4.17 | 3.17 | 3.08 | 3.17 | 3.42 |
| Last Pay (Years) | 15.83 | 14.67 | 14.67 | 12.67 | 10.50 | 7.58 |

| Class B | 50 PPC | 75 PPC | 100 PPC | 125 PPC | 150 PPC | 200 PPC |
|---|---|---|---|---|---|---|
| Average Life | 11.16 | 8.78 | 6.81 | 5.48 | 4.67 | 3.84 |
| First Pay (Years) | 6.00 | 4.17 | 3.17 | 3.08 | 3.17 | 3.25 |
| Last Pay (Years) | 14.75 | 14.67 | 13.08 | 10.58 | 8.75 | 6.25 |

Note: These figures were calculated assuming no certificate guaranty policy is issued.

## Net Funds Cap Table

| Period | 50 PPC | 100 PPC | 150 PPC | 200 PPC |
|---|---|---|---|---|
| 1 | 10.33% | 10.33% | 10.33% | 10.33% |
| 2 | 10.32% | 10.32% | 10.32% | 10.31% |
| 3 | 10.32% | 10.31% | 10.30% | 10.29% |
| 4 | 10.31% | 10.30% | 10.28% | 10.26% |
| 5 | 10.31% | 10.29% | 10.26% | 10.24% |
| 6 | 10.30% | 10.27% | 10.24% | 10.20% |
| 7 | 10.30% | 10.26% | 10.22% | 10.17% |
| 8 | 10.29% | 10.24% | 10.19% | 10.13% |
| 9 | 10.28% | 10.22% | 10.16% | 10.08% |
| 10 | 10.27% | 10.21% | 10.13% | 10.03% |
| 11 | 10.26% | 10.19% | 10.09% | 9.98% |
| 12 | 10.25% | 10.17% | 10.06% | 9.93% |
| 13 | 10.24% | 10.15% | 10.03% | 9.87% |
| 14 | 10.24% | 10.13% | 9.99% | 9.81% |
| 15 | 10.23% | 10.11% | 9.95% | 9.75% |
| 16 | 10.22% | 10.09% | 9.92% | 9.69% |
| 17 | 10.21% | 10.06% | 9.88% | 9.62% |
| 18 | 10.20% | 10.04% | 9.84% | 9.55% |
| 19 | 10.19% | 10.02% | 9.79% | 9.48% |
| 20 | 10.18% | 10.00% | 9.75% | 9.41% |
| 21 | 10.17% | 9.97% | 9.71% | 9.33% |
| 22 | 10.16% | 9.95% | 9.66% | 9.24% |
| 23 | 10.15% | 9.93% | 9.61% | 9.16% |
| 24 | 10.14% | 9.90% | 9.56% | 9.07% |
| 25 | 10.13% | 9.88% | 9.51% | 8.97% |
| 26 | 10.12% | 9.85% | 9.46% | 8.88% |
| 27 | 10.11% | 9.83% | 9.41% | 8.77% |
| 28 | 10.10% | 9.80% | 9.35% | 8.67% |
| 29 | 10.09% | 9.77% | 9.30% | 8.55% |
| 30 | 10.08% | 9.74% | 9.24% | 8.44% |
| 31 | 11.20% | 11.21% | 11.22% | 11.24% |
| 32 | 11.21% | 11.21% | 11.22% | 11.24% |
| 33 | 11.21% | 11.21% | 11.22% | 11.24% |
| 34 | 11.21% | 11.21% | 11.23% | 11.25% |
| 35 | 11.21% | 11.21% | 11.23% | 11.25% |
| 36 | 11.21% | 11.22% | 11.23% | 11.25% |

Note: These figures were generated assuming the Class A-2 and Class A-3 Certificates have the benefit of the certificate guaranty insurance policy. The cost of the insurance policy is 10 bps.

## *Statistical Collateral Summary – Group 1*

All information on the Group 1 Mortgage Loans is approximate and is based off of scheduled balances as of the 06/01/02 cutoff date. The final numbers will be found in the prospectus supplement.

| | | Min | Max |
|---|---|---|---|
| Total Number of Loans | 3,719 | | |
| Total Outstanding Loan Balance | $ 112,816,627 | | |
| Average Loan Current Balance | $ 30,335 | $5,272 | $146,953 |
| Weighted Average Combined LTV | 91.88% | 3.70% | 100.00% |
| Weighted Average Coupon | 11.38% | 7.00% | 15.50% |
| Weighted Average FICO (Non-Zero) | 696 | | |
| Weighted Average Age (Months) | 4 | | |
| % Prepayment Penalties | 19.94% | | |
| % Second Liens | 100.00% | | |

| | | Loan Count | Balance | % |
|---|---|---|---|---|
| **Current Rate** | 6.501 - 7.000 | 2 | 63,963.87 | 0.06 |
| | 7.001 - 7.500 | 34 | 879,620.85 | 0.78 |
| | 7.501 - 8.000 | 163 | 4,739,125.18 | 4.20 |
| | 8.001 - 8.500 | 400 | 10,683,585.83 | 9.47 |
| | 8.501 - 9.000 | 353 | 9,647,483.56 | 8.55 |
| | 9.001 - 9.500 | 249 | 7,466,676.47 | 6.62 |
| | 9.501 - 10.000 | 233 | 7,731,742.60 | 6.85 |
| | 10.001 - 10.500 | 157 | 5,263,082.13 | 4.67 |
| | 10.501 - 11.000 | 225 | 7,064,832.08 | 6.26 |
| | 11.001 - 11.500 | 190 | 5,347,049.59 | 4.74 |
| | 11.501 - 12.000 | 190 | 5,890,606.44 | 5.22 |
| | 12.001 - 12.500 | 143 | 4,559,456.80 | 4.04 |
| | 12.501 - 13.000 | 166 | 5,124,797.17 | 4.54 |
| | 13.001 - 13.500 | 278 | 8,578,158.30 | 7.60 |
| | 13.501 - 14.000 | 528 | 16,947,088.13 | 15.02 |
| | 14.001 - 14.500 | 396 | 12,497,682.73 | 11.08 |
| | 14.501 - 15.000 | 11 | 309,737.83 | 0.27 |
| | 15.001 - 15.500 | 1 | 21,936.97 | 0.02 |
| | **Total:** | **3,719** | **112,816,626.54** | **100.00** |
| **FICO** | 601 - 625 | 100 | 2,935,428.60 | 2.60 |
| | 626 - 650 | 591 | 18,249,099.64 | 16.18 |
| | 651 - 675 | 726 | 23,215,200.31 | 20.58 |
| | 676 - 700 | 669 | 20,532,069.89 | 18.20 |
| | 701 - 725 | 537 | 16,137,036.45 | 14.30 |
| | 726 - 750 | 466 | 13,821,840.18 | 12.25 |
| | 751 - 775 | 394 | 11,092,548.49 | 9.83 |
| | 776 - 800 | 214 | 6,221,896.69 | 5.52 |
| | 801 - 825 | 21 | 558,506.28 | 0.50 |
| | 826 - 850 | 1 | 53,000.00 | 0.05 |
| | **Total:** | **3,719** | **112,816,626.54** | **100.00** |

| | | | | |
|---|---|---|---|---|
| **Scheduled Balance** | 0.01 - 25,000.00 | 1,603 | 29,077,722.09 | 25.77 |
| | 25,000.01 - 50,000.00 | 1,800 | 63,572,140.24 | 56.35 |
| | 50,000.01 - 75,000.00 | 265 | 15,536,665.01 | 13.77 |
| | 75,000.01 - 100,000.00 | 47 | 4,126,733.10 | 3.66 |
| | 100,000.01 - 125,000.00 | 2 | 214,914.52 | 0.19 |
| | 125,000.01 - 150,000.00 | 2 | 288,451.58 | 0.26 |
| | **Total:** | **3,719** | **112,816,626.54** | **100.00** |

| | | | | |
|---|---|---|---|---|
| **Combined LTV** | 0.001 - 5.000 | 1 | 9,988.26 | 0.01 |
| | 5.001 - 10.000 | 7 | 154,963.27 | 0.14 |
| | 10.001 - 15.000 | 6 | 199,293.76 | 0.18 |
| | 20.001 - 25.000 | 1 | 10,997.34 | 0.01 |
| | 25.001 - 30.000 | 3 | 127,311.46 | 0.11 |
| | 30.001 - 35.000 | 3 | 165,572.37 | 0.15 |
| | 35.001 - 40.000 | 4 | 202,908.97 | 0.18 |
| | 40.001 - 45.000 | 7 | 222,701.87 | 0.20 |
| | 45.001 - 50.000 | 8 | 425,858.92 | 0.38 |
| | 50.001 - 55.000 | 12 | 655,377.87 | 0.58 |
| | 55.001 - 60.000 | 18 | 736,199.01 | 0.65 |
| | 60.001 - 65.000 | 21 | 946,096.67 | 0.84 |
| | 65.001 - 70.000 | 27 | 940,599.77 | 0.83 |
| | 70.001 - 75.000 | 48 | 2,026,342.28 | 1.80 |
| | 75.001 - 80.000 | 90 | 3,747,401.39 | 3.32 |
| | 80.001 - 85.000 | 125 | 3,432,181.55 | 3.04 |
| | 85.001 - 90.000 | 1,107 | 27,953,312.78 | 24.78 |
| | 90.001 - 95.000 | 1,202 | 36,205,523.02 | 32.09 |
| | 95.001 - 100.000 | 1,029 | 34,653,995.98 | 30.72 |
| | **Total:** | **3,719** | **112,816,626.54** | **100.00** |

| | | | | |
|---|---|---|---|---|
| **Documentation Type** | Full Documentation | 1,656 | 47,169,073.99 | 41.81 |
| | Reduced Documentation | 842 | 25,299,323.30 | 22.43 |
| | No Ratio | 149 | 5,183,762.75 | 4.59 |
| | No Income/ No Asset | 552 | 18,160,399.42 | 16.10 |
| | Stated Income / Stated Assets | 520 | 17,004,067.07 | 15.07 |
| | **Total:** | **3,719** | **112,816,626.54** | **100.00** |

| | | | | |
|---|---|---|---|---|
| **Occupancy Status** | Primary | 3,130 | 98,735,013.95 | 87.52 |
| | Second Home | 65 | 1,411,268.81 | 1.25 |
| | Investment | 524 | 12,670,343.77 | 11.23 |
| | **Total:** | **3,719** | **112,816,626.54** | **100.00** |

| | | | | |
|---|---|---|---|---|
| **State** | California | 1,432 | 50,120,486.81 | 44.43 |
| | New Jersey | 143 | 4,197,947.82 | 3.72 |
| | Arizona | 172 | 4,148,143.22 | 3.68 |
| | Colorado | 121 | 4,120,510.42 | 3.65 |
| | New York | 117 | 4,054,398.37 | 3.59 |

| | | | | |
|---|---|---|---|---|
| *State (cont.)* | Maryland | 119 | 3,207,387.72 | 2.84 |
| | Washington | 115 | 3,199,575.26 | 2.84 |
| | Virginia | 122 | 3,195,788.76 | 2.83 |
| | Georgia | 114 | 3,055,724.34 | 2.71 |
| | Oregon | 109 | 3,037,917.80 | 2.69 |
| | Texas | 114 | 2,934,500.73 | 2.60 |
| | Florida | 102 | 2,915,313.52 | 2.58 |
| | Massachusetts | 77 | 2,509,438.25 | 2.22 |
| | Illinois | 75 | 2,242,990.82 | 1.99 |
| | Nevada | 74 | 2,206,864.04 | 1.96 |
| | Other | 713 | 17,669,638.68 | 15.66 |
| | **Total:** | **3,719** | **112,816,626.54** | **100.00** |
| **Purpose** | Purchase | 2,351 | 68,790,828.25 | 60.98 |
| | Refi Cashout | 1,064 | 36,091,881.26 | 31.99 |
| | Refi R/T | 288 | 7,497,607.73 | 6.65 |
| | Debt Consolidation | 16 | 436,309.30 | 0.39 |
| | **Total:** | **3,719** | **112,816,626.54** | **100.00** |
| **Product Type** | Fixed Rate | 3,719 | 112,816,626.54 | 100.00 |
| | **Total:** | **3,719** | **112,816,626.54** | **100.00** |
| **Property Type** | Single Family Residence | 2,387 | 73,011,307.85 | 64.72 |
| | Planned Unit Development | 533 | 16,700,718.05 | 14.80 |
| | 2-4 Family | 375 | 11,489,721.46 | 10.18 |
| | Condominium | 372 | 10,214,579.90 | 9.05 |
| | Cooperative | 3 | 107,216.51 | 0.10 |
| | Manufactured Housing | 33 | 867,861.50 | 0.77 |
| | Townhouse/Rowhouse | 16 | 425,221.27 | 0.38 |
| | **Total:** | **3,719** | **112,816,626.54** | **100.00** |
| **Lien Position** | Second Lien | 3,719 | 112,816,626.54 | 100.00 |
| | **Total:** | **3,719** | **112,816,626.54** | **100.00** |

## *Statistical Collateral Summary – Group 2*

All information on the Group 2 Mortgage Loans is approximate and is based off of scheduled balances as of the 06/01/02 cutoff date. The final numbers will be found in the prospectus supplement. In the final pool, thirty-day delinquencies and sixty day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

| | | Min | Max |
|---|---|---|---|
| Total Number of Loans | 4,926 | | |
| Total Outstanding Loan Balance | $ 235,657,276 | | |
| Average Loan Current Balance | $47,839 | $2,490 | $400,000 |
| Weighted Average Combined LTV | 92.71% | 9.97% | 100.00% |
| Weighted Average Coupon | 11.94% | 6.00% | 16.99% |
| Weighted Average FICO (Non-Zero) | 679 | | |
| Weighted Average Age (Months) | 4 | | |
| % Prepayment Penalties | 47.37% | | |
| % Second Liens | 100.00% | | |

| | | Loan Count | Balance | % |
|---|---|---|---|---|
| **Current Rate** | 5.501 - 6.000 | 1 | 12,072.10 | 0.01 |
| | 6.501 - 7.000 | 2 | 122,984.50 | 0.05 |
| | 7.001 - 7.500 | 24 | 1,174,425.09 | 0.50 |
| | 7.501 - 8.000 | 111 | 5,576,838.42 | 2.37 |
| | 8.001 - 8.500 | 157 | 8,083,813.32 | 3.43 |
| | 8.501 - 9.000 | 273 | 12,342,224.41 | 5.24 |
| | 9.001 - 9.500 | 129 | 7,740,326.70 | 3.28 |
| | 9.501 - 10.000 | 271 | 14,823,749.83 | 6.29 |
| | 10.001 - 10.500 | 205 | 12,424,990.26 | 5.27 |
| | 10.501 - 11.000 | 307 | 17,880,009.81 | 7.59 |
| | 11.001 - 11.500 | 251 | 14,784,390.94 | 6.27 |
| | 11.501 - 12.000 | 448 | 23,333,403.13 | 9.90 |
| | 12.001 - 12.500 | 284 | 13,761,460.43 | 5.84 |
| | 12.501 - 13.000 | 553 | 25,117,122.11 | 10.66 |
| | 13.001 - 13.500 | 327 | 15,983,324.71 | 6.78 |
| | 13.501 - 14.000 | 804 | 32,834,271.22 | 13.93 |
| | 14.001 - 14.500 | 562 | 24,606,823.07 | 10.44 |
| | 14.501 - 15.000 | 201 | 4,591,152.62 | 1.95 |
| | 15.001 - 15.500 | 12 | 364,503.01 | 0.15 |
| | 15.501 - 16.000 | 3 | 85,831.61 | 0.04 |
| | 16.501 - 17.000 | 1 | 13,558.77 | 0.01 |
| | **Total:** | **4,926** | **235,657,276.08** | **100.00** |
| **FICO** | Not Available | 19 | 816,272.00 | 0.35 |
| | 501 - 525 | 1 | 17,070.66 | 0.01 |
| | 526 - 550 | 4 | 48,528.48 | 0.02 |
| | 551 - 575 | 114 | 1,518,347.31 | 0.64 |
| | 576 - 600 | 197 | 4,108,895.98 | 1.74 |
| | 601 - 625 | 570 | 19,846,948.10 | 8.42 |
| | 626 - 650 | 1,055 | 47,079,482.44 | 19.98 |
| | 651 - 675 | 963 | 49,255,715.26 | 20.90 |
| | 676 - 700 | 735 | 40,332,822.93 | 17.12 |

| | | | | |
|---|---|---|---|---|
| | 701 - 725 | 533 | 31,318,310.59 | 13.29 |
| | 726 - 750 | 348 | 19,947,783.17 | 8.46 |
| | 751 - 775 | 246 | 13,628,734.63 | 5.78 |
| *FICO (cont.)* | 776 - 800 | 130 | 7,272,724.61 | 3.09 |
| | 801 - 825 | 10 | 453,843.11 | 0.19 |
| | 826 - 850 | 1 | 11,796.80 | 0.01 |
| | **Total:** | **4,926** | **235,657,276.08** | **100.00** |
| **Scheduled Balance** | 0.01 - 25,000.00 | 1,321 | 21,454,678.59 | 9.10 |
| | 25,000.01 - 50,000.00 | 1,909 | 70,669,223.59 | 29.99 |
| | 50,000.01 - 75,000.00 | 1,021 | 62,730,900.36 | 26.62 |
| | 75,000.01 - 100,000.00 | 394 | 34,743,897.89 | 14.74 |
| | 100,000.01 - 125,000.00 | 123 | 13,892,018.98 | 5.90 |
| | 125,000.01 - 150,000.00 | 54 | 7,577,934.55 | 3.22 |
| | 150,000.01 - 175,000.00 | 25 | 4,089,206.02 | 1.74 |
| | 175,000.01 - 200,000.00 | 27 | 5,154,292.65 | 2.19 |
| | 200,000.01 - 225,000.00 | 14 | 2,997,504.82 | 1.27 |
| | 225,000.01 - 250,000.00 | 8 | 1,951,411.72 | 0.83 |
| | 250,000.01 - 275,000.00 | 2 | 517,668.70 | 0.22 |
| | 275,000.01 - 300,000.00 | 6 | 1,697,711.50 | 0.72 |
| | 300,000.01 - 325,000.00 | 3 | 920,751.27 | 0.39 |
| | 325,000.01 - 350,000.00 | 4 | 1,352,191.58 | 0.57 |
| | 350,000.01 - 375,000.00 | 2 | 735,788.37 | 0.31 |
| | 375,000.01 - 400,000.00 | 13 | 5,172,095.49 | 2.19 |
| | **Total:** | **4,926** | **235,657,276.08** | **100.00** |
| **Combined LTV** | 5.001 - 10.000 | 2 | 68,326.59 | 0.03 |
| | 10.001 - 15.000 | 3 | 161,420.42 | 0.07 |
| | 15.001 - 20.000 | 2 | 98,886.67 | 0.04 |
| | 25.001 - 30.000 | 2 | 136,951.66 | 0.06 |
| | 30.001 - 35.000 | 5 | 670,434.81 | 0.28 |
| | 35.001 - 40.000 | 1 | 99,704.55 | 0.04 |
| | 40.001 - 45.000 | 4 | 590,826.37 | 0.25 |
| | 45.001 - 50.000 | 5 | 650,452.58 | 0.28 |
| | 50.001 - 55.000 | 14 | 1,401,862.47 | 0.59 |
| | 55.001 - 60.000 | 12 | 1,545,918.82 | 0.66 |
| | 60.001 - 65.000 | 20 | 1,372,949.48 | 0.58 |
| | 65.001 - 70.000 | 36 | 2,948,271.19 | 1.25 |
| | 70.001 - 75.000 | 54 | 3,972,885.14 | 1.69 |
| | 75.001 - 80.000 | 167 | 15,030,703.57 | 6.38 |
| | 80.001 - 85.000 | 184 | 8,844,557.72 | 3.75 |
| | 85.001 - 90.000 | 919 | 47,553,615.39 | 20.18 |
| | 90.001 - 95.000 | 898 | 38,386,238.59 | 16.29 |
| | 95.001 - 100.000 | 2,598 | 112,123,270.05 | 47.58 |
| | **Total:** | **4,926** | **235,657,276.08** | **100.00** |
| **Documentation Type** | Full Documentation | 2,530 | 99,597,708.37 | 42.26 |
| | Reduced Documentation | 748 | 42,694,316.19 | 18.12 |
| | No Ratio | 86 | 7,467,025.02 | 3.17 |

| | | | | |
|---|---|---|---|---|
| | No Income/ No Asset | 316 | 23,327,613.10 | 9.90 |
| | Stated Income / Stated Assets | 1,246 | 62,570,613.40 | 26.55 |
| | **Total:** | **4,926** | **235,657,276.08** | **100.00** |
| **Occupancy Status** | Primary | 4,711 | 225,118,234.53 | 95.53 |
| | Second Home | 46 | 2,003,496.63 | 0.85 |
| | Investment | 169 | 8,535,544.91 | 3.62 |
| | **Total:** | **4,926** | **235,657,276.08** | **100.00** |
| **State** | California | 2,352 | 136,618,604.71 | 57.97 |
| | Florida | 284 | 9,582,517.23 | 4.07 |
| | New York | 156 | 8,498,530.83 | 3.61 |
| | Arizona | 194 | 6,294,806.43 | 2.67 |
| | Colorado | 122 | 6,033,838.38 | 2.56 |
| | Washington | 129 | 5,545,564.21 | 2.35 |
| | Nevada | 134 | 5,393,745.79 | 2.29 |
| | Massachusetts | 86 | 4,841,140.53 | 2.05 |
| | Texas | 149 | 4,790,110.89 | 2.03 |
| | Georgia | 99 | 4,727,138.87 | 2.01 |
| | Maryland | 91 | 4,251,933.51 | 1.80 |
| | New Jersey | 78 | 4,220,791.75 | 1.79 |
| | Virginia | 93 | 3,605,002.40 | 1.53 |
| | Illinois | 103 | 2,961,865.03 | 1.26 |
| | Oregon | 71 | 2,731,643.99 | 1.16 |
| | Other | 785 | 25,560,041.53 | 10.85 |
| | **Total:** | **4,926** | **235,657,276.08** | **100.00** |
| **Purpose** | Purchase | 3,442 | 151,959,989.51 | 64.48 |
| | Cashout Refinance | 1,218 | 71,486,807.77 | 30.34 |
| | Rate/Term Refinance | 262 | 11,978,625.98 | 5.08 |
| | Debt Consolidation | 3 | 155,335.71 | 0.07 |
| | Not Available | 1 | 76,517.10 | 0.03 |
| | **Total:** | **4,926** | **235,657,276.08** | **100.00** |
| **Product Type** | Fixed Rate | 4,926 | 235,657,276.08 | 100.00 |
| | **Total:** | **4,926** | **235,657,276.08** | **100.00** |
| **Property Type** | Single Family Residence | 3,501 | 161,967,050.90 | 68.73 |
| | Planned Unit Development | 726 | 41,183,883.70 | 17.48 |
| | 2-4 Family | 361 | 18,981,312.11 | 8.05 |
| | Condominium | 327 | 13,110,212.27 | 5.56 |
| | Manufactured Housing | 3 | 100,966.59 | 0.04 |
| | Townhouse/Rowhouse | 8 | 313,850.50 | 0.13 |
| | **Total:** | **4,926** | **235,657,276.08** | **100.00** |
| **Lien Position** | Second Lien | 4,926 | 235,657,276.08 | 100.00 |
| | **Total:** | **4,926** | **235,657,276.08** | **100.00** |

**HEMT 2002-1**

vs fwd curve, 100 PPC, 100% advancing, 6 month lag, to call, 100% severity
assumes deal never steps down

| | breakeven | | fwd + 100 | | fwd + 200 | | fwd + 300 | |
|---|---|---|---|---|---|---|---|---|
| | CDR | Collat Loss % | CDR | Collat Loss % | CDR | Collat Loss % | CDR | Collat Loss % |
| BBB | | | | | | | | |
| A | 5.52 | 19.68 | 4.8 | 17.47 | 4.08 | 15.17 | 3.4 | 12.9 |
| AA | 7.76 | 25.97 | 7.02 | 23.98 | 6.3 | 21.96 | 5.58 | 19.86 |

**Assumptions:**

Start LIBOR 1.84

Fwd LIBOR 1.9065 1.9781 2.1238 2.2952 2.4301 2.6046 2.8842 3.0649 3.2521 3.4739 3.6654 3.8459 4.0313 4.222 4.3655 4.4639 4.6275 4.7242 4.75

| | Coupon | FSA | Size (%) |
|---|---|---|---|
| A-1 | 39 | 0 | 25 |
| A-2 | 5.25 | 0.1 | 41.25 |
| A-3 | 29 | 0.1 | 16.25 |
| M-1 | 120 | 0 | 9 |
| M-2 | 205 | 0 | 6 |
| B | 325 | 0 | 2.5 |

M-2 breakeven CDR
1.84% flat LIBOR
8 CDR

| | |
|---|---|
| Writedown | 10.45% |
| Collat Loss | 26.60% |
| WAL | 7.24 |

Collat GWAC (incl. Prefunding)
11.7724

tied out w/ Marcio